UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “First Product Successfully rolls off Mass Manufacturing Line in China under D. Medical – UPG Agreement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

First Product Successfully Rolls Off Mass Manufacturing
Line in China Under D. Medical – UPG Agreement

Tirat Carmel, Israel – March 28, 2011 – D. Medical Industries Ltd. (NASDAQ, TASE: DMED) (“D. Medical” or the “Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that its subcontractor, UPG (Suzhou) EPZ Co. Ltd. (“UPG”), a subsidiary of United Plastics Group, Inc., has commenced the mass production of its Spring Universal Infusion Sets in Suzhou, China.

UPG is a full service contract manufacturer in the medical, consumer, automotive and electronics market segments.  Under a definitive manufacturing and supply agreement, announced on August 17, 2010, UPG is supplying D. Medical, as a non-exclusive supplier, with the Spring Universal Infusion Sets at agreed upon prices per unit, and D. Medical is obligated to purchase certain minimum quantities of the products.  UPG’s production and supply of the consumable components of D. Medical’s Spring Adi durable insulin pump and, when available, its Spring Hybrid Patch Pump, is expected to be launched under the aforementioned agreement later this year.

“We are proud to have completed, tested and launched the manufacturing line for the first product under our agreement with D. Medical on budget and in such a timely fashion,” said Tom Opielowski, President of UPG China.

Efri Argaman, Chief Executive Officer of D. Medical, commented, “Our Spring Universal Infusion Sets include best-in-class features such as our proprietary Detach-Detect mechanism; hidden auto-retractable needle; and the smallest available one-click, all-in-one inserter; offering a user-friendly and trustworthy solution to the disposable component of the insulin delivery system.  The accomplishment of launching the mass production line for this important product will enable us to introduce and promote the "Spring" brand name to and across various target markets – including the United States, Canada, Europe, Mexico and the BRIC countries of Brazil, Russia, India and China – while, at the same time, ensuring that we are able to meet the anticipated demand.”

Hezkiah Tsoory, Chief Operating Officer of D. Medical, said, “With the smooth accomplishment of the first mass production line at UPG’s Suzhou facility, the Company is now poised to begin the process of  transferring the manufacturing of its other products to China.”

About United Plastics Group

Headquartered in Oak Brook, Ill, United Plastics Group, Inc. is one of the largest non-captive custom injection molding and contract manufacturing providers in North America. With over 800,000 square feet of manufacturing capacity and 460 molding machines in 10 facilities in the United States, Mexico, Europe and China, United Plastics Group is dedicated to being the leading provider of high quality, low cost, engineered injection molded products and services worldwide.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and caregivers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:
Stephen Kilmer
T: 212.618.6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations
Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il